Filed by Nissan Motor Co., Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Companies: Nissan Motor Co., Ltd. (File Number: 132-02871) and

Honda Motor Co., Ltd. (File Number: 001-07628)

December 23rd, 2024

Nissan Motor Co., Ltd.

Honda Motor Co., Ltd.

Mitsubishi Motors Corporation

Nissan, Honda, and Mitsubishi Motors sign MOU

on collaborative considerations

~Mitsubishi Motors to explore participation or involvement in the consideration of business integration~

Nissan Motor Co., Ltd. ("Nissan"), Honda Motor Co., Ltd. ("Honda"), and Mitsubishi Motors Corporation ("Mitsubishi Motors") have signed a memorandum of understanding (MOU) to explore the possibility of Mitsubishi Motors’ participation, involvement, and synergy sharing in relation to the business integration through the establishment of a joint holding company outlined in an MOU signed between Nissan and Honda.

Nissan, Honda, and Mitsubishi Motors have reached a basic agreement to proceed with discussions based on the framework established in the MOU signed by Nissan and Honda on August 1 regarding the commencement of a strategic partnership focused on intelligence and electrification. Mitsubishi Motors has been participating in this framework, and the three companies have been proceeding with discussions.

Following the agreement between Nissan and Honda to start consideration toward a business integration through the establishment of a joint holding company amid the dramatic changes in the environment surrounding both companies and the automotive industry, the three companies have agreed to explore the possibility of achieving synergies at an increased level through Mitsubishi Motors’ participation or involvement in the business integration. Mitsubishi Motors aims to reach its conclusion by the end of January 2025 on the participation or involvement in the business integration between Nissan and Honda.

Marking the announcement, Nissan Director, President, CEO and Representative Executive Officer Makoto Uchida said: “Honda and Nissan have begun considering a business integration, and will study the creation of significant synergies between the two companies in a wide range of fields. It is significant that Nissan's partner, Mitsubishi Motors, is also involved in these discussions. We anticipate that if this integration comes to fruition, we will be able to deliver even greater value to a wider customer base.“

Honda Director and Representative Executive Officer Toshihiro Mibe said: "At this time of change in the automobile industry, which is said to occur once every 100 years, we hope that Mitsubishi Motors' participation in the business integration discussions of Nissan and Honda will lead to further social change, and that we will be able to become a leading company in creating new value in mobility through business integration. Nissan and Honda will start the discussion from today onwards with an aim to clarify the possibility of business integration by around the end of January in line with the consideration of Mitsubishi Motors."

Comment from Mitsubishi Motors Director, Representative Executive Officer, and President and CEO Takao Kato said: “In an era of change in the automotive industry, the study between Nissan and Honda about a business integration will accelerate synergy maximization effects, bringing high value also to the collaborative businesses with Mitsubishi Motors. In order to realize synergies and to make the best use of each company's strengths, we will also study the best form of cooperation.”

Honda and Nissan may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share transfer pertaining to the business integration between them (the “Share Transfer”), if it is conducted. The Form F-4 (if filed in connection with the Share Transfer) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Honda and Nissan prior to the shareholders’ meetings at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about Honda and Nissan, the Share Transfer and related matters. U.S. shareholders of Honda and Nissan to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the respective shareholders’ meeting with respect to the Share Transfer. Any documents filed or furnished with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents will be mailed to any shareholder of Honda or Nissan upon request for free of charge. To make a request, please refer to the following contact information.

Honda Motor Co., Ltd.	Nissan Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome Minato-ku, Tokyo 107-8556 Japan	1-1, Takashima 1-chome Nishi-ku, Yokohama, Kanagawa, 220-8686 Japan
Attention: Masao Kawaguchi	Attention: Julian Krell
Head of Accounting and Finance Supervisory Unit	Vice President, IR Department
(Tel. +81-3-3423-1111)	(Tel. +81-45-523-5523)

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of Honda and Nissan (collectively the “Companies”) in relation to, and the benefits resulting from, the business integration between them (the “Business Integration”) and the potential benefits that may be realized through it. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the group after the Business Integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to and have no intention to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the group after the Business Integration) in their subsequent filings in Japan and filings with the SEC pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, without limitation:

・	changes in the economic situation, market demand, and competitive environment surrounding the automobile market in and outside Japan

・	financial uncertainty domestically and internationally, or changes in other general economic or industry situation

・	interest rates and other market risks

・	changes in the credit ratings of the Companies

・	changes in laws and regulations (including environmental regulations) related to the business activities of the Companies

・	increases in tariffs, introduction of import regulations, and other changes in the major markets of the Companies

・	failure to finalize the definitive agreement(s) concerning the Business Integration

・	delays in the review or approvals from relevant authorities needed for the Business Integration, or failure to obtain such approvals from relevant authorities

・	the possibility of not being able to realize the synergies or added value expected from the Business Integration, or achieving such realizations become difficult; and

・	other risks associated with completing the Business Integration.

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